FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated May 12, 2005, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	1

Delhaize America, Inc. unaudited condensed consolidated financial statements for the first quarter ended April 2, 2005	11

First Quarter Report 2005: Delhaize Group reports strong net profit

•	Organic sales growth of 1.5%

•	Continued strong operating margin of 4.7%

•	Operating profit increase by 3.8% at identical exchange rates

•	Net profit of EUR 81.3 million

CEO Comments

“In the first quarter of 2005, Delhaize Group posted higher profit at identical exchange rate in spite of a more competitive environment in our key markets,” said Pierre-Olivier Beckers, President and Chief Executive Officer. “Better margin management, particularly at Food Lion and Delhaize Belgium, allowed us to compensate for higher expenses incurred, particularly expenses related to the integration of Victory and the launch of Sweetbay Supermarket ahead of related sales benefits.”

“Delhaize Group continues to be focused on sustainable growth initiatives to support our sales momentum in key markets during the remainder of the year. In the U.S., Food Lion is preparing the launch of a third market renewal in Greensboro, North Carolina, in the early summer, and the Victory integration with Hannaford is proceeding according to plan. The reactions of customers to the Sweetbay launch are exceeding our expectations. In Belgium, we plan to complete the Cash Fresh acquisition in the second quarter pending the decision of the competition authorities”, concluded Pierre-Olivier Beckers.

Financial Highlights

	1st Q 2005	1st Q 2004	% Change
IFRS, in millions of EUR, except EPS			At Actual Rates	At Identical Rates
Net sales and other revenues	4,317.7	4,327.9	-0.2%	+3.1%
Operating profit	204.6	204.7	—	+3.8%
Operating margin	4.7%	4.7%	—	—
Profit before taxes and discontinued operations	134.3	130.4	+3.0%	+6.6%
Net profit from continuing operations	83.0	84.0	-1.1%	+2.2%
Net profit	81.3	39.4	+106.2%	+113.2%
Basic net earnings per share from continuing operations (in EUR)	0.89	0.90	-0.9%	+2.4%
Basic net earnings per share (in EUR)	0.87	0.43	+103.4%	+110.4%

The average exchange rate of the U.S. dollar against the euro decreased in Q1 2005 by 4.7% compared to last year.

Transition to IFRS

These are the first quarterly financial results of Delhaize Group reported under the recognition and measurement principles of International Financial Reporting Standards (IFRS). More information on the implications of the change in reporting standards from Belgian GAAP to IFRS was made available on May 4, 2005, in the document “Delhaize Group: Transition to IFRS - preliminary financial information”, to be found on Delhaize Group’s website. This document includes a reconciliation of the first quarter results of 2004 from Belgian GAAP to IFRS.

In the context of the change to IFRS reporting and to align its reporting to its operational structure, Delhaize Group has changed its segment reporting. Reportable segments include the United States, Belgium, Greece and Emerging Markets (Czech Republic, Romania and Indonesia). Delhaize Group has only one business segment, the operation of retail food supermarkets.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d'Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

INCOME STATEMENT

In the first quarter of 2005, Delhaize Group posted organic sales growth of 1.5%. Net sales and other revenues decreased by 0.2% to EUR 4.3 billion, impacted by the weakening of the U.S. dollar by 4.7% versus the euro. At identical exchange rates, net sales and other revenues increased by 3.1% due to:

•	the 4.3% increase of U.S. sales, supported by the integration of Victory and comparable store sales growth of 0.5%;

•	the 0.6% lower Belgian sales because of two selling days less. Delhaize Belgium’s comparable store sales growth was 2.0% adjusted for the calendar effects.

Delhaize Group ended the first quarter of 2005 with a sales network of 2,560 stores compared to 2,554 stores at the end of 2004. Major changes in the store network since the beginning of 2004 were:

•	the acquisition of 19 Victory supermarkets consolidated from November 26, 2004;

•	the closing of 34 Kash n’ Karry stores in the first quarter of 2004;

•	the divestiture of Food Lion Thailand in the third quarter of 2004; and

•	the planned divestiture of 11 Delvita stores in Slovakia.

The gross margin increased to 25.3% of net sales and other revenues (24.4% in the first quarter of 2004) primarily due to better inventory results at Food Lion and Delhaize Belgium. Selling, general and administrative expenses increased to 20.9% of net sales and other revenues (20.0% in the first quarter of 2004) because of higher energy prices, higher labour rates in Belgium and expenses related to the integration of Victory and the launch of Sweetbay in advance of expected sales benefits. Other operating expenses grew to EUR 5.4 million, primarily due to a non-recurrent provision for a legal matter at Alfa-Beta.

The operating margin of Delhaize Group remained stable at 4.7% of net sales and other revenues, resulting in an increase of operating profit by 3.8% at identical exchange rates. Net financial expenses decreased by 5.4% to EUR 70.3 million while the effective tax rate increased from 35.6% to 38.2% primarily due to increased provisions for income taxes in the U.S. and the impact of the non-deductible provision at Alfa-Beta.

Because of the weaker U.S. dollar, net profit from continuing operations decreased by 1.1% to EUR 83.0 million, or EUR 0.89 per basic share. At identical exchange rates, net profit from continuing operations would have increased by 2.2%.

The result from discontinued operations amounted to EUR -2.3 million compared to EUR -43.8 million the previous year. Discontinued operations include 34 Kash n’ Karry stores closed in Florida in the first quarter of 2004, the loss-making Thai operations (divested in the third quarter of 2004) and the Slovak operations (pending sale).

As a result, in the first quarter of 2005, net profit increased by 106.2% to EUR 81.3 million, or 1.9% of net sales and other revenues. Per basic share, net profit was EUR 0.87 (EUR 0.43 in the first quarter of 2004). At identical exchange rates, net profit would have increased by 113.2%.

CASH FLOW STATEMENT AND BALANCE SHEET

In the first quarter of 2005, net cash provided by operating activities amounted to EUR 168.3 million. Capital expenditures increased to EUR 94.5 million compared to EUR 74.3 million in the first quarter of 2004 due to more store remodelings in the U.S. and the construction of a new distribution center in Belgium. Delhaize Group generated free cash flow of EUR 77.0 million and held EUR 770.8 million cash and cash equivalents at the end of the first quarter.

Delhaize Group’s net debt amounted to EUR 2.7 billion at the end of March 2005, an increase of EUR 30.9 million compared to EUR 2.6 billion at the end of 2004 due to the strengthening of the U.S. dollar between the two balance sheet dates, partially offset by higher cash balances. The net debt to equity ratio was reduced to 84.7% at the end of March 2005 compared to 90.5% at the end of 2004.

In April 2005, Delhaize America, the U.S. holding company of Delhaize Group, successfully replaced its existing USD 350 million credit facility with a new USD 500 million five-year unsecured revolving credit facility to provide backup for seasonal working capital needs and general corporate purposes. Although the Group currently has no borrowings under this facility, the new facility reduces the future cost of borrowing by 125 basis points, and removes all collateral requirements.

SEGMENT REPORTING

First Quarter 2005	Net Sales and Other Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)	1st Q 2005	1st Q 2004	2005 /2004	1st Q 2005	1st Q 2004	1st Q 2005	1st Q 2004	2005 /2004
United States USD	4,028.4	3,860.5	+4.3%	5.2%	5.3%	208.6	206.2	+1.2%
Belgium EUR	933.4	939.4	-0.6%	5.5%	4.7%	51.2	44.1	+16.1%
Greece EUR	215.2	207.2	+3.9%	0.5%	0.4%	1.2	0.8	+57.0%
Emerging markets EUR	97.0	92.2	+5.2%	-0.2%	1.7%	(0.2)	1.6	—
Corporate EUR	—	—	N/A	N/A	N/A	(6.7)	(6.8)	+2.6%

TOTAL EUR	4,317.7	4,327.9	-0.2%	4.7%	4.7%	204.6	204.7	—

•	In the first quarter of 2005, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.0 billion, an increase of 4.3% over the first quarter of 2004. Comparable store sales, adjusted for the timing of Easter, increased by 0.3% in the first quarter of 2005 (compared to 2.5% in the first quarter of 2004). Unadjusted for the timing of Easter, comparable store sales growth was 0.5%. Sales continued to be strong at Hannaford and Kash n’ Karry. Sales growth at Food Lion and Harveys slowed primarily due to increased competitive activity and consumer pressure due to rising gasoline prices.

The gross margin continued to improve primarily due to better inventory results at Food Lion. This gross margin increase almost completely offset the higher energy expenses and higher expenses related to the integration of Victory in Hannaford and the launch of Sweetbay Supermarket. The operating margin of the U.S. operations decreased slightly from 5.3% to 5.2% of net sales and other revenues. The operating profit of the U.S. business of Delhaize Group increased by 1.2% to USD 208.6 million due to the sales growth.

In the first quarter of 2005, Delhaize Group opened 10 new supermarkets in the U.S., including two relocated stores, resulting in a net increase of eight stores. Additionally, six U.S. stores were remodeled or expanded, and six Food Lion stores were converted to the Harveys banner. In the second quarter, Food Lion will launch its third market renewal program in Greensboro, North Carolina, and it is in full preparation to renew its Baltimore, Maryland market in the fall of 2005.

During the first quarter, Hannaford worked intensively on the integration of the 19 acquired Victory supermarkets. The point of sale, inventory and store deliveries systems have been changed. The supply chain was switched to Hannaford’s self distribution in January. Victory started to introduce Hannaford’s private label products and the prices of thousands of products were lowered to align Victory to Hannaford’s EDLP pricing strategy. During the first quarter of 2005, two Victory stores were converted to the Hannaford banner. The remaining stores will be converted by the end of the year.

In the fourth quarter of 2004, Sweetbay Supermarket, a new store concept to replace Kash n’ Karry in Florida, was launched. During the first quarter of 2005, all Kash n’ Karry stores in the Naples/Ft.Myers market were relaunched under the Sweetbay Supermarket brand. Currently, ten Sweetbay stores are in operation, and the results have exceeded management’s expectations. Approximately twenty more stores will be converted or opened under the Sweetbay banner by the end of 2005.

•	Delhaize Belgium posted sales of EUR 933.4 million in the first quarter of 2005, a decrease of 0.6% versus 2004 due to a negative calendar effect of 3.0% (two less selling days). Comparable store sales, which are adjusted for such calendar effects, increased by 2.0%. In the first quarter of 2005, Delhaize Belgium’s market share decreased partly because of the opening of a large number of competitive stores and the short-term impact of adjustments to the assortment which we believe will bring future benefits.

The operating margin of Delhaize Belgium increased to 5.5%, mainly due to improved inventory results. Operating profit increased by 16.1% to EUR 51.2 million due to the margin increase.

In the first quarter of 2005, Delhaize Group entered into a binding agreement to acquire Cash Fresh, a chain of 43 supermarkets located in northeastern Belgium. The acquisition represents a strong geographical and strategic fit with our existing Belgian operations. This transaction is expected to be completed before the end of the second quarter, depending on the approval of the Belgian antitrust authorities, after which the integration into Delhaize Belgium’s operations will start.

•	In the first quarter of 2005, sales in Greece grew 3.9% to EUR 215.2 million, despite a negative calendar effect. Alfa-Beta, Delhaize’s Greek subsidiary, continued to perform well due to continued price investments, further differentiation of its assortment and services and the development of its network. Operating profit in Greece increased to EUR 1.2 million, despite a non-recurrent charge in relation to a legal matter.

•	Sales of the Emerging markets (Czech Republic, Romania and Indonesia) of Delhaize Group increased 5.2% to EUR 97.0 million because of better sales in Romania and Indonesia. The operating loss of the Emerging markets of Delhaize Group amounted to EUR -0.2 million in the first quarter.

In the first quarter of 2005, Delhaize Group reached a binding agreement to sell its 11 Delvita stores in Slovakia to the Rewe Group of Germany. Delhaize Group awaits the approval by the Slovak antitrust authorities to complete this transaction.

2005 FINANCIAL OUTLOOK

Delhaize Group expects the following financial results for 2005. Changes are at identical exchange rates (1 EUR = 1.2439 USD) and under IFRS, compared with the 2004 IFRS financial results indicated in the document “Delhaize Group: Transition to IFRS - preliminary financial information”, published on May 4, 2005 and available on Delhaize Group’s website.

•	In 2005, the sales network of Delhaize Group is expected to increase by approximately 102 stores to a total of 2,667 stores (including the acquisition of Cash Fresh and the sale of 11 Delvita stores in Slovakia).

•	It is expected that net sales and other revenue of Delhaize Group will grow in 2005 by 3.5% to 4.5%.

•	The comparable store sales growth of the U.S. operations of Delhaize Group in 2005 is projected to be in the range of 0.5% to 1.0%.

•	Operating profit percentage growth is expected to be in mid-single digits.

•	Net profit growth is expected to be between 15% and 20%.

Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2005 results during a conference call starting May 12, 2005 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 20 7162 0181 (U.K.) or + 1 334 420 4951 (U.S.), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2005, Delhaize Group’s sales network consisted of 2,571 stores. In 2004, Delhaize Group posted EUR 17.9 billion (USD 22.2 billion) in net sales and other revenues and EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

(IFRS, in millions of EUR)	1st Q 2005	1st Q 2004 (1)
Net sales and other revenues	4,317.7	4,327.9
Cost of sales	(3,223.3)	(3,273.3)

Gross profit	1,094.4	1,054.6
Gross margin	25.3%	24.4%
Other operating income	17.3	17.8
Selling, general and administrative expenses	(901.7)	(865.9)
Other operating expenses	(5.4)	(1.8)

Operating profit	204.6	204.7
Operating margin	4.7%	4.7%
Finance costs	(73.9)	(76.8)
Income from investments	3.6	2.5

Profit before taxes and discontinued operations	134.3	130.4
Income tax expenses	(51.3)	(46.4)

Net profit from continuing operations	83.0	84.0

Result from discontinued operations, net of tax	(2.3)	(43.8)
Net profit before minority interests	80.7	40.2
Minority interests	0.6	(0.8)

Group share in net profit	81.3	39.4

Average EUR exchange rate in USD	1.3113	1.2497

(1)	A reconciliation of the first quarter 2004 net profit from Belgian GAAP has been published on May 4, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from its Investor Relations department.

Earnings per Share

(IFRS, in EUR)	1st Q 2005	1st Q 2004
Net profit from continuing operations:
Basic	0.89	0.90
Diluted	0.85	0.89

Group share in net profit:
Basic	0.87	0.43
Diluted	0.83	0.42

Weighted average number of shares:
Basic	93,598,264	92,357,669
Diluted	101,117,068	93,604,287

Total number of shares at the end of the 1st quarter (1)	94,007,623	92,737,587

Outstanding shares at the end of the 1st quarter	93,716,579	92,422,900

(1)	In conjunction with stock option exercises in the first quarter of 2005, Delhaize Group issued 339,062 new shares, repurchased 51,228 shares and used 54,919 shares. Delhaize Group owned 291,044 treasury shares at the end of March 2005.

Summary Balance Sheet (Unaudited)

(IFRS, in millions of EUR)	March 31, 2005	December 31, 2004	March 31, 2004 (1)
Assets
Non-current assets	6,539.7	6,286.8	6,640.0
Goodwill	2,571.0	2,451.9	2,578.8
Other intangibles	622.9	601.4	684.9
Property, plant and equipment	3,146.6	3,039.6	3,153.1
Investment property and assets held for sale	23.6	17.8	23.0
Financial assets (incl. derivatives)	163.6	163.8	187.2
Other long-term assets	12.0	12.3	13.0
Current assets	2,615.9	2,423.8	2,413.3
Inventories	1,278.1	1,224.5	1,333.8
Receivables and other assets	530.0	512.8	484.9
Short-term financial assets	37.0	26.1	22.9
Cash and cash equivalents	770.8	660.4	571.7
Total assets	9,155.6	8,710.6	9,053.3

Liabilities
Total equity	3,130.9	2,895.5	2,950.1
Shareholders’ equity	3,093.0	2,857.0	2,920.4
Minority interests	37.9	38.5	29.7
Non-current liabilities	4,084.1	3,898.7	3,972.1
Financial liabilities (incl. derivatives)	3,525.4	3,358.2	3,380.7
Provisions and deferred taxes liabilities	529.2	513.3	568.2
Other long term liabilities	29.5	27.2	23.2
Current liabilities	1,940.6	1,916.4	2,131.1
Short term financial liabilities	51.2	69.0	277.3
Other current liabilities	1,889.4	1,847.4	1,853.8

Total equity and liabilities	9,155.6	8,710.6	9,053.3

EUR exchange rate in USD	1.2964	1.3621	1.2224

(1)	A reconciliation of first quarter 2004 shareholders’ equity from Belgian GAAP has been published on May 4, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from its Investor Relations department.

Summary Cash Flow Statement (Unaudited)

(IFRS, in millions of EUR)	1st Q 2005	1st Q 2004
Operating activities
Net profit before minority interests	80.7	40.2
Adjustments for
Depreciation and amortization – continuing operations	113.5	113.4
Depreciation and amortization – discontinued operations	0.2	1.4
Impairment loss – continuing operations	—	—
Impairment loss – discontinued operations	—	19.0
Income taxes, finance costs and income from investments	121.4	97.1
Other non-cash items	8.6	8.3
Changes in operating assets and liabilities	(128.7)	9.6
Interests paid	(25.3)	(27.5)
Interests and dividends received	2.8	1.8
Income taxes paid	(4.9)	(2.3)
Net cash provided by operating activities	168.3	261.0

Investing activities
Purchase of tangible and intangible assets (capital expenditures)	(94.5)	(74.3)
Investment in debt securities	(8.1)	(15.5)
Other investing activities	3.2	0.4
Net cash used in investing activities	(99.4)	(89.4)

Cash flow before financing activities	68.9	171.6

Financing activities
Proceeds from the exercise of share warrants and stock options	12.4	4.8
Purchase of treasury shares	(4.0)	(0.9)
Additions to (repayments of) long-term loans (net of direct financing costs)	25.8	(8.1)
Escrow funding for senior notes, net of escrow maturities	4.8	2.3
Additions to (repayments of) short-term loans	(18.4)	(1.9)

Net cash provided by (used in) financing activities	20.6	(3.8)

Effect of foreign exchange translation differences	20.9	12.8
Net increase in cash and cash equivalents	110.4	180.6
Cash and cash equivalents at beginning of period	660.4	391.1
Cash and cash equivalents at end of period	770.8	571.7

Summary Changes in Shareholders’ Equity (Unaudited)

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005	2,857.0	38.5	2,895.5
Amortization of deferred loss on hedge	1.0	—	1.0
Unrealized gain (loss) on securities held for sale	(0.1)	—	(0.1)
Exchange differences on foreign operations	140.6	—	140.6

Net income recognized directly in equity	141.5	—	141.5
Net profit/(loss)	81.3	(0.6)	80.7

Total recognized income and expense for the period	222.8	(0.6)	222.2
Capital increases	10.7	—	10.7
Treasury shares purchased	(4.0)	—	(4.0)
Treasury shares sold upon exercise of employee stock options	1.9	—	1.9
Excess tax benefit on employee stock options and restricted shares	(0.4)	—	(0.4)
Stock based compensation expense	5.0	—	5.0

Balances at March 31, 2005	3,093.0	37.9	3,130.9

Total shares	94,007,623
Treasury shares	291,044
Outstanding shares	93,716,579

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2004	2,779.8	30.5	2,810.3
Amortization of deferred loss on hedge	1.0	—	1.0
Unrealized gain (loss) on securities held for sale	0.5	—	0.5
Exchange differences on foreign operations	91.0	(0.1)	90.9

Net income recognized directly in equity	92.5	(0.1)	92.4
Net profit/(loss)	39.4	0.8	40.2

Total recognized income and expense for the period	131.9	0.7	132.6
Capital increases	4.0	—	4.0
Treasury shares purchased	(0.9)	—	(0.9)
Treasury shares sold upon exercise of employee stock options	0.8	—	0.8
Excess tax benefit on employee stock options and restricted shares	0.2	—	0.2
Stock based compensation expense	5.0	—	5.0
Dividends declared	—	(1.5)	(1.5)
Other	(0.4)	—	(0.4)

Balances at March 31, 2004	2,920.4	29.7	2,950.1

Total shares	92,737,587
Treasury shares	314,687
Outstanding shares	92,422,900

Supplementary Information (Unaudited)

Number of Stores

	End of 2004	Change 1st Q 2005	End of 1st Q 2005	End of 2005 Planned
United States	1,523	+8	1,531	1,545
Belgium (1)	747	+1	748	820
Greece	129	-1	128	143
Czech Republic	97	-2	95	98
Romania	16	—	16	17
Indonesia	42	—	42	44

Total (continuing operations)	2,554	+6	2,560	2,667

Slovakia	11	—	11	0

Total	2,565	+6	2,571	2,667

(1)	Including 26 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2005	1st Q 2004	% Change
Net sales and other revenues	4,317.7	4,327.9	-0.2%
Effect of exchange rates	143.6	—
Identical exchange rates growth	4,461.3	4,327.9	3.1%
Victory Super Markets (1)	(67.0)	—
Organic sales growth	4,394.3	4,327.9	+1.5%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2005	1st Q 2004
Net cash provided by operating activities	168.3	261.0
Net cash used in investing activities	(99.4)	(89.4)
Investment in debt securities	8.1	15.5

Free cash flow (before dividend payments)	77.0	187.1

Net Debt Reconciliation

(in millions of EUR)	March 31, 2005	December 31, 2004	March 31, 2004
Non-current financial liabilities	3,516.7	3,343.1	3,372.2
Current financial liabilities	51.2	69.0	277.3
Derivative liabilities	8.7	15.1	8.5
Derivative assets	(2.5)	(6.3)	(15.1)
Investment in securities - non-current	(116.2)	(115.9)	(130.6)
Investment in securities - current	(36.2)	(24.6)	(22.1)
Cash and cash equivalents	(770.8)	(660.4)	(571.7)

Net debt	2,650.9	2,620.0	2,918.5
Net debt to equity ratio	84.7%	90.5%	98.9%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	1st Q 2005			1st Q 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,317.7	143.6	4,461.3	4,327.9	-0.2%	+3.1%
Operating profit	204.6	7.8	212.4	204.7	—	+3.8%
Net profit from continuing operations	83.0	2.8	85.8	84.0	-1.1%	+2.2%
Net EPS from continuing operations	0.89	0.03	0.92	0.90	-0.9%	+2.4%
Group share in net profit	81.3	2.8	84.1	39.4	+106.2%	+113.2%
Basic earnings per share	0.87	0.03	0.90	0.43	+103.4%	+110.4%
Free cash flow	77.0	5.5	82.5	187.1	-62.3%	-55.9%

(in millions of EUR)	March 31, 2005			Dec 31, 2004	Change
Net debt	2,650.9	104.1	2,546.8	2,620.0	+1.2%	-2.8%

FINANCIAL CALENDAR

• Ordinary and extraordinary general meetings of shareholders	May 26, 2005

• ADR dividend record date	May 27, 2005

• Dividend for the financial year 2004 becomes payable to owners of ordinary shares	May 31, 2005

• Dividend for the financial year 2004 becomes payable to ADR holders	June 10, 2005

• Press release – 2005 second quarter results	August 11, 2005

• Press release – 2005 third quarter results	November 10, 2005

IFRS INFORMATION

This press release has been prepared on the basis of IFRS recognition and measurement principles issued by the International Accounting Standards Board (IASB) and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) effective for 2005 reporting. These rules are subject to ongoing review and interpretations by the IASB and IFRIC. As a result, the Group may need to review some accounting treatments used for the purpose of this publication prior to the preparation of the first complete set of IFRS financial statements for the year ended December 31, 2005.

REPORT OF THE STATUTORY AUDITOR

Deloitte & Touche has conducted a limited review of the quarterly consolidated financial information for the quarter ended March 31, 2005. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the quarterly consolidated financial information.

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the First Quarter Ended April 2, 2005

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks ended April 2, 2005 and April 3, 2004

(Dollars in thousands)

	13 Weeks April 2, 2005 (A)	13 Weeks April 3, 2004 (B)	A%	B%
Net sales and other revenues	$4,026,735	$3,853,639	100.00	100.00
Cost of goods sold	2,967,145	2,856,673	73.69	74.13
Selling and administrative expenses	854,088	788,524	21.21	20.46

Operating income	205,502	208,442	5.10	5.41
Interest expense	80,871	80,052	2.01	2.08

Income from continuing operations before income taxes	124,631	128,390	3.09	3.33
Provision for income taxes	52,892	51,067	1.31	1.33

Income from continuing operations	71,739	77,323	1.78	2.00
Loss from discontinued operations, net of tax	2,193	53,725	0.05	1.39

Net income	$69,546	$23,598	1.73	0.61

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of April 2, 2005 and January 1, 2005

(Dollars in thousands)	April 2, 2005	January 1, 2005
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$576,222	$499,865
Receivables, net	113,598	120,988
Receivable from affiliate	12,647	17,436
Inventories	1,152,182	1,144,904
Prepaid expenses	96,461	49,924
Other assets	13,220	13,472

Total current assets	1,964,330	1,846,589
Property and equipment, net	2,995,401	2,986,803
Goodwill	3,049,459	3,049,622
Other intangibles, net	723,559	733,194
Reinsurance recoverable from affiliate	140,115	136,845
Other assets	166,709	175,219

Total assets	$9,039,573	$8,928,272

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$717,731	$735,305
Dividend payable	—	25,029
Payable to affiliate	—	925
Accrued expenses	349,910	295,137
Capital lease obligations - current	41,288	40,639
Long term debt - current	12,252	12,295
Other liabilities - current	33,999	40,596
Deferred income taxes	1,157	3,349
Income taxes payable	102,901	51,459

Total current liabilities	1,259,238	1,204,734

Long-term debt	2,855,339	2,866,228
Capital lease obligations	731,970	722,113
Deferred income taxes	242,589	250,323
Other liabilities	313,456	315,824

Total liabilities	5,402,592	5,359,222

Shareholders’ equity:
Class A non-voting common stock	163,076	163,076
Class B voting common stock	37,736	37,736
Accumulated other comprehensive loss, net of tax	(53,930)	(55,234)
Additional paid-in capital	2,499,614	2,491,560
Retained earnings	990,485	931,912

Total shareholders’ equity	3,636,981	3,569,050

Total liabilities and shareholders’ equity	$9,039,573	$8,928,272

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For the 13 weeks ended April 2, 2005 and April 3, 2004

(Dollars in thousands)

	13 Weeks 4/2/2005	13 Weeks 4/3/2004
Cash flows from operating activities
Net income	$69,546	$23,598

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loss on disposal of discontinued operations	—	72,842
Depreciation and amortization	118,610	116,091
Depreciation and amortization - discontinued operations	—	890
Amortization of debt fees/costs	487	498
Amortization of debt premium	386	383
Amortization of deferred loss on derivative	2,090	2,111
Amortization and termination of restricted shares	1,070	948
Transfer from escrow to fund interest, net of accretion	656	(490)
Accrued interest on interest rate swap	(1,351)	(3,306)
Loss (gain) on disposals of property and capital lease terminations	955	(743)
Stock compensation expense	4,734	—
Excess tax benefits related to stock options	(3,683)	—
Deferred income tax (benefit) provision	(10,720)	1,102
Other	10	13
Changes in operating assets and liabilities which provided (used) cash :
Receivables	7,390	(4,965)
Net receivable from affiliate	3,864	1,484
Inventories	(7,278)	56,256
Prepaid expenses	(46,537)	(41,949)
Other assets	607	1,470
Accounts payable	(17,614)	(33,373)
Accrued expenses	54,774	32,712
Income taxes payable	55,288	16,330
Other liabilities	(12,235)	(4,448)

Total adjustments	151,503	213,856

Net cash provided by operating activities	221,049	237,454

Cash flows from investing activities
Capital expenditures	(101,666)	(58,263)
Proceeds from sale of property	2,329	4,692
Other investment activity	(279)	(2,513)

Net cash used in investing activities	(99,616)	(56,084)

Cash flows from financing activities
Principal payments on long-term debt	(5,876)	(2,318)
Principal payments under capital lease obligations	(11,082)	(8,488)
Dividends paid	(25,029)	—
Transfer from escrow to fund long-term debt	5,636	2,808
Parent common stock repurchased	(14,878)	(4,999)
Proceeds from stock options exercised	2,470	1,024
Excess tax benefits related to stock options	3,683	—

Net cash used in financing activities	(45,076)	(11,973)

Net increase in cash and cash equivalents	76,357	169,397
Cash and cash equivalents at beginning of year	499,865	313,629

Cash and cash equivalents at end of period	$576,222	$483,026

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	22,312	3,300
Capitalized lease obligations terminated for store properties and equipment	726	—
Change in reinsurance recoverable and other liabilities	3,270	2,921
Reduction of tax payable and goodwill for tax adjustment	163	937

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	First Quarter ended
	April 2, 2005	April 3, 2004
FREE CASH FLOW RECONCILIATION (Dollars in thousands):

Net cash provided by operating activities	$221,049	$237,454
Net cash used in investing activities	(99,616)	(56,084)

Free cash flow	$121,433	$181,370

NET DEBT RECONCILIATION (Dollars in thousands):

Long-term debt	$2,855,339	$2,933,211
Capital lease obligations	731,970	668,397
Long-term debt current	12,252	17,339
Capital lease obligations -current	41,288	35,962
Cash and cash equivalents	(576,222)	(483,026)
Escrow funding for Senior Notes	(66,579)	(81,991)

Net debt	$2,998,048	$3,089,892

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	10	4
Stores acquired	0	0
Stores closed	2	35
Stores renovated	6	0

Total stores	1531	1484

Capital expenditures (dollars in millions)	$101.7	$58.3
Total square footage (in millions)	56.6	54.4
Square footage increase	4%	2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 13, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President